

April 13, 2015

Via E-mail
Mr. Michael V. Pappagallo
Chief Financial Officer
Brixmor Property Group, Inc.
420 Lexington Avenue
New York, NY 10170

> **Re:** **Brixmor Property Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 19, 2015**
> **File No. 1-36160**
>
> **Brixmor Operating Partnership LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 19, 2015**
> **File No. 333-201464-01**

Dear Mr. Pappagallo:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

1. On pages F-19 and F-20, you disclose that you capitalize personnel costs to real estate under redevelopment and deferred leasing costs. Please tell us the amount of personnel costs you have capitalized. To the extent material, in future periodic filings, please separately quantify and disclose personnel costs capitalized to real estate under redevelopment and deferred leasing costs for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A. To the extent you do not believe these amounts are material, please tell us how you made that determination.

Notes to Consolidated Financial Statements, page F-16

16. Commitments and Contingencies, page F-34

Insurance captive, page F-34

2.   In future periodic filings, please disclose a roll forward of your insurance reserves for each year presented. The roll forward should include the amount of incurred claims, any changes in the provision for prior year events, and the amount of payments made. Please provide an example of your proposed disclosure. To the extent you do not believe this disclosure is material, please tell us how you made that determination.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3295 with any questions.

                                        Sincerely,

                                        /s/ Jennifer Monick

                                        Jennifer Monick
                                        Staff Accountant